# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 08/25/2025
Amends the filing with accession number 0001193125-23-291725
Filed by CIK 0001942819
Persons authorized to receive notices and communications: Jonathan Siegler, 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201, 469-398-2205

## Reporting persons
- Bluescape Energy Partners IV GP LLC (CIK 0001942819): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,413,695; sole dispositive power 0; shared dispositive power 10,413,695; aggregate amount beneficially owned 10,413,695 (41.2% of the class)
  Comment: The reported securities include 10,413,695 shares of Common Stock issuable upon exercise of warrants. The percent of class is calculated based on 22,441,260 shares of Common Stock outstanding as of August 25, 2025, as reported by the Issuer in their Prospectus, filed with the Securities and Exchange Commission (the "Commission") on August 25, 2025, as increased by 2,816,346 shares of Common Stock issuable upon the exercise of the warrants.
- BEP Special Situations IV LLC (CIK 0001942792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,413,695; sole dispositive power 0; shared dispositive power 10,413,695; aggregate amount beneficially owned 10,413,695 (41.2% of the class)
  Comment: The reported securities include 10,413,695 shares of Common Stock issuable upon exercise of warrants. The percent of class is calculated based on 22,441,260 shares of Common Stock outstanding as of August 25, 2025, as reported by the Issuer in their Prospectus, filed with the Commission on August 25, 2025, as increased by 2,816,346 shares of Common Stock issuable upon the exercise of the warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024, Amendment No. 3 filed with the SEC on August 27, 2024, Amendment No. 4 filed with the SEC on September 18, 2024, Amendment No. 5 filed with the SEC on January 15, 2025, Amendment No. 6 filed with the SEC on January 16, 2025, Amendment No. 7 filed with the SEC on March 6, 2025 and Amendment No. 8 filed with the SEC on March 14, 2025 (together, the "Original Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc. (the "Issuer") whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On August 25, 2025, the Reporting Persons purchased 100,000 shares of Common Stock from the Issuer at a price of $3.50 per share. The Reporting Persons obtained the funds to purchase the Common Stock through capital contributions from its partners and shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 9 are incorporated by reference into this Item 5(a).

As of the date of this Amendment No. 9, the Reporting Persons beneficially own an aggregate of 10,413,695 shares of Common Stock. The Reporting Persons' beneficial ownership represents approximately 41.2% of the outstanding shares of the Common Stock, based on 22,441,260 shares of Common Stock outstanding as of August 25, 2025, as reported by the Issuer in their Prospectus, filed with the Commission on August 25, 2025, as increased by 2,816,346 shares of Common Stock issuable upon the exercise of the warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 9 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as otherwise set forth in Item 3 of this Amendment No. 9, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bluescape Energy Partners IV GP LLC: /s/ Jonathan Siegler, Jonathan Siegler, Authorized Signatory (08/27/2025)
- BEP Special Situations IV LLC: /s/ Jonathan Siegler, Jonathan Siegler, Authorized Signatory (08/27/2025)